FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                  to

Commission File Number 1-12777

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AZZ incorporated Employee Benefit Plan & Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ incorporated

University Centre I, Suite 200

1300 South University Drive

Fort Worth, Texas 76107

REQUIRED INFORMATION

The AZZ incorporated Employee Benefit Plan & Trust is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the AZZ incorporated Employee Benefit Plan & Trust prepared in accordance with the financial reporting requirements of ERISA.

AZZ incorporated

Employee Benefit Plan & Trust

Financial Statements

and Supplemental Schedule

Years Ended February 28, 2005

and February 29, 2004

with Report of Independent

Registered Public Accounting Firm

AZZ incorporated Employee Benefit Plan & Trust

Financial Statements and Supplemental Schedule

Years Ended February 28, 2005 and February 29, 2004

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

AZZ incorporated Employee Benefit Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 28, 2005 and February 29, 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 28, 2005 and February 29, 2004, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Whitley Penn

Whitley Penn

Fort Worth, Texas

July 27, 2005

AZZ incorporated Employee Benefit Plan & Trust

Statements of Net Assets Available for Benefits

	February 28, 2005	February 29, 2004
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$15,881,472	$14,392,815
AZZ incorporated common stock	296,163	316,131
Short-term investments	964,763	789,114
Participant loans	333,806	295,210

Total investments	17,476,204	15,793,270

Receivables:
Employer contributions	18,862	19,322
Participant contributions	48,891	49,470

Total receivables	67,753	68,792

Total assets	17,543,957	15,862,062

Liabilities
Excess contributions payable	13,077	4,476

Net Assets Available for Benefits	$17,530,880	$15,857,586

See accompanying notes to financial statements.

AZZ incorporated Employee Benefit Plan & Trust

Statements of Changes in Net Assets Available for Benefits

	Year Ended February 28, 2005	Year Ended February 29, 2004
Additions to Net Assets
Investment income:
Interest and dividend income	$389,923	$238,217
Net realized and unrealized gains	825,445	2,032,682

Total investment income	1,215,368	2,270,899

Contributions:
Employer	502,936	697,317
Participants	1,302,903	1,341,046
Rollovers	17,586	34,915
Transfers in	—	3,802,512

Total contributions	1,823,425	5,875,790

Total additions	3,038,793	8,146,689

Deductions from Net Assets
Benefits paid to participants	1,365,499	1,362,489

Net increase in net assets available for benefits	1,673,294	6,784,200

Net assets available for benefits at beginning of year	15,857,586	9,073,386

Net assets available for benefits at end of year	$17,530,880	$15,857,586

See accompanying notes to financial statements.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements

February 28, 2005 and February 29, 2004

A. Description of the Plan

The following description of the AZZ incorporated Employee Benefit Plan & Trust (the “Plan”) provides only general information. The Plan is sponsored by AZZ incorporated (the “Company”). Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed one year of service and attained 18 years of age. Entry dates into the Plan are no later than the earlier of (a) six months after such eligibility requirements are met, or (b) the first day of the first Plan year after such requirements are met.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2003, the Plan sponsor adopted the MFS Retirement Services, Inc. (“MFS”) Non-Standardized 401(k) Profit Sharing Plan and Trust and appointed First Nebraska Trust Company as the trustee of the trust established under the Plan. Effective June 30, 2004, the Administrative Committee of the Board of Directors of the Company approved the appointment of MFS Heritage Trust Company as the new directed trustee to replace First Nebraska Trust. The Plan was amended for this change in trustee.

Contributions

Participants may elect to contribute from 1% to 15% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s Board of Directors. Additionally, the Company may contribute discretionary profit sharing amounts to the Plan as determined each year by the Company’s Board of Directors. To be eligible to receive matching contributions and profit sharing contributions, participants must be actively employed on the last day of the Plan year and must have completed 1,000 hours of service.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on the first day of each quarter within the Plan year.

Participant Accounts

A separate account is maintained for each participant and is credited with the participant’s contributions, the Company’s contributions, and actual earnings thereon as well as forfeitures of terminated participants’ non-vested accounts.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A. Description of the Plan—continued

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are reallocated among the remaining participants in the proportion that each participant’s compensation for the year bears to the total compensation of all participants for the year.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to their account in a variety of nine investment options, which vary in degree of risk, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares. Participants may change their investment on the first day of each quarter within the Plan year. Investments are held by MFS, the record keeper, funding agent, and a party-in-interest. Under a trust agreement with the Company, MFS Heritage Trust Company is a directed trustee effective June 30, 2004. Prior to this date, First Nebraska Trust was the directed trustee. The Plan’s assets are invested in accordance with directions provided by the Company.

Vesting

The participants’ voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon vest in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $5,000, the benefit is payable in a lump sum. If the vested benefit is greater than $5,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary. Prior to termination of service, a participant may elect to receive all or any portion of their accrued benefit if the participant has participated in the Plan at least five years and is 100% vested.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

B.    Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation

Investments in mutual funds are stated at fair value using quoted prices in an active market, which represent the net asset values of shares held by the Plan at year end. The investments in AZZ incorporated common stock are valued at the closing price at year end on the New York Stock Exchange. Amounts invested on a short-term basis are in highly liquid assets; the fair value and cost basis of these invested funds are equal. Purchases and sales of securities are recorded on the trade dates. Gains or losses on sales of securities are calculated using the average cost of the securities sold. Interest income is recorded on the accrual basis.

All investments, earnings thereon, and uninvested cash were held by MFS under a trust agreement. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. The Company or the Plan pays administrative expenses of the Plan. Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

C. Investments

At February 28, 2005 and February 29, 2004, individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

2005
MFS Bond Fund A	$3,897,559
MFS Capital Opportunities Fund A	3,009,783
MFS Value Fund A	2,767,406
MFS Global Equity Fund A	2,575,506
MFS Total Return Fund A	2,562,875
MFS Money Market Fund	964,763

2004
MFS Bond Fund A	$3,753,363
MFS Capital Opportunities Fund A	2,975,702
MFS Global Equity Fund A	2,263,034
Massachusetts Investors Trust Fund A	2,128,721
MFS Total Return Fund A	2,116,454
Franklin Small-Mid Cap Growth Fund R	806,743

During the years ended February 28, 2005 and February 29, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the periods) increased in fair value as follows:

	2005	2004
Mutual funds	$822,383	$1,944,973
AZZ incorporated common stock	3,062	87,709

Net realized and unrealized gains	$825,445	$2,032,682

D. Forfeited Accounts

Approximately $38,000 and $166,000 of forfeitures were allocated to remaining participants during fiscal 2005 and 2004, respectively. At February 28, 2005, net assets available for benefits include approximately $58,000 of unallocated forfeitures that will be allocated among remaining participants in fiscal 2006.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

E. Excess Contributions Payable

The Internal Revenue Code (the “Code”) attempts to ensure that employees at all levels of income share the tax advantages of the Plan proportionally. A non-discrimination test is required by the Code to determine a contribution level that makes all participant contributions, as a percentage of compensation, fall within prescribed limits. The amounts accrued as an excess contributions payable to participants, represent contributions exceeding the allowed limits and will be refunded to employees subsequent to the end of each Plan year.

F. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

G. Income Tax Status

The Plan has received a determination letter from the IRS dated August 24, 1994, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Plan sponsor, effective January 1, 2003, adopted the MFS Retirement Services, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust, which has received a favorable opinion letter from the IRS dated April 23, 2002 stating that the written form of the prototype plan is acceptable under Section 401(a) of the Code and that any employer adopting this prototype plan document will be considered to have a plan qualified under section 401(a) of the Code. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

In March 2005, the Plan received a determination letter from the IRS stating that the Plan as adopted is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation.

H. Plan Merger

Effective January 1, 2004, the Plan merged the Central Electric Company 401(k) Savings Plan (the “Central Plan”) into the Plan. The value of the assets transferred from the Central Plan as of January 1, 2004, was approximately $3,803,000.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

I. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, at February 28, 2005 and February 29, 2004, per the financial statements to the Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$17,530,880	$15,857,586
Amounts allocated to withdrawing participants	(219,719)	(31,895)

Net assets available for benefits per the Form 5500	$17,311,161	$15,825,691

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan’s year end but not yet paid as of that date.

SUPPLEMENTAL SCHEDULE

AZZ incorporated Employee Benefit Plan & Trust

Form 5500, Schedule H, Line 4i–Schedule of Assets (Held at End of Year)

February 28, 2005

Plan: 001

EIN: 75-0948250

(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost	(e) Current Value
*	MFS	MFS Bond Fund A	**	$3,897,559
*	MFS	MFS Capital Opportunities Fund A	**	3,009,783
*	MFS	MFS Value Fund A	**	2,767,406
*	MFS	MFS Global Equity Fund A	**	2,575,506
*	MFS	MFS Total Return Fund A	**	2,562,875
*	MFS	MFS Money Market Fund	**	964,763
	Franklin	Franklin Small-Mid Cap Growth Fund R	**	727,527
	Scudder	Scudder Equity 500 Index Fund	**	340,816
*	AZZ incorporated	AZZ incorporated common stock	**	296,163
*	Participant loans	Interest rates ranging from 4 to 10 percent	-0-	333,806

				$17,476,204

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the AZZ incorporated Employee Benefit Plan & Trust (the “Plan”) have duly caused this annual report for the Plan year ended February 28, 2005 to be signed on its behalf by the undersigned, thereunto duly authorized.

AZZ incorporated Employee Benefit Plan & Trust

By	/S/ DAVID H. DINGUS
David H. Dingus Administrative Committee Member

By	/S/ DANA L. PERRY
Dana L. Perry Administrative Committee Member

Date: August 29, 2005

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm